April 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549
Attention:  Barbara C. Jacobs, Assistant Director

Re: Glolex, Inc.

Registration Statement on Form S-1 File No. 333-211986
Filed on April 25, 2017.

 Dear Barbara C. Jacobs,

This letter sets forth the response of Glolex, Inc. (the "Company") to the verbal comment of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the telephone conversation on April 21, 2017.

In response to the Staff’s comment, the Company has revised its registration statement and reconciled the discrepancy in information between pages 29 and 49, about how much money has the Company generated from NOVA CONSULT COMPANY OU and UNILEX CONSULT OU.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                    Sincerely,

                                                                    /s/ Maksim Charniak

                                                                  President and Principal Executive Officer

                 Glolex, Inc.